Exhibit 99.1

Forward Pharma ( Nasdaq:FWP ) Investor Slides April 9, 2019 2019© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer

2 Forward - Looking Statements Certain statements in this presentation may constitute “forward - looking statements” of Forward Pharma A/S within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements which contain language such as “believe,” “expect,” “anticipate,” “estimate,” “would,” “may,” “plan,” and “potential . ” Forward - looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements . Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward - looking statements and include, among others, risks related to the following : the satisfaction of certain conditions, and the accuracy of certain representations of the Company, in the Settlement and License Agreement entered into with subsidiaries of Biogen Inc . and certain other parties thereto ; our ability to obtain, maintain, enforce and defend issued patents with royalty - bearing claims ; our ability to prevail in or obtain a favorable decision in the ‘ 355 patent European Opposition Proceeding, after all appeals ; the expected timing for key activities and an ultimate ruling in such legal proceedings ; the issuance and term of our patents ; future sales of Tecfidera®, including impact on such sales from competition, generic challenges, regulatory involvement and pricing pressures ; the scope, validity and enforceability of our intellectual property rights in general and the impact on us of patents and other intellectual property rights of third parties ; and the sufficiency of the Company's cash resources . Certain of these and other risk factors are identified and described in detail in certain of our filings with the United States Securities and Exchange Commission, including our Annual Report on Form 20 - F for the year ended December 31 , 2018 . We are providing this information as of the date of this presentation and do not undertake any obligation to update any forward - looking statements contained in this press release as a result of new information, future events or otherwise . 2019© Forward Pharma A/S

3 Investment Highlights ▪ Business optimized to support ongoing IP strategy and continuing obligations per Settlement and License Agreement ▪ Tecfidera® (DMF) remains a leading therapy for multiple sclerosis ▪ FWP has IP - gated access to future royalties on Tecfidera® sales outside the U.S. (FY2018: $ 1.02 B) ▪ Irrevocable license to all DMF IP granted to Biogen in January 2017 ▪ Potential future royalties on Tecfidera® net sales outside the U.S. dependent on outcome of appeal of Opposition Division decision on the EP 2 801 355 (EP’355) patent validity 2019© Forward Pharma A/S

4 Share Value Drivers under the Settlement and License Agreement 2019© Forward Pharma A/S Not meant to be comprehensive; size of boxes is arbitrary and not meant to illustrate comparative differences in amounts. App rop riate risk - adjustment should be applied. Potential investors and current shareholders are strongly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2018, where r isk factors are identified and described in detail. Tecfidera® ex - U.S. sales $ 1.02 B (2018) Potential Royalties from ex - U.S. net sales of Tecfidera® Forward Pharma Net Cash

5 Balance Sheet and Operating Results Current per December 31, 2018 2019© Forward Pharma A/S ▪ Staff of 5 employees (Management and Finance function) ▪ Share information (per April 5, 2019) ▪ Closing price per ADS: $ 1.25 ▪ Market Cap: $ 59.4 M ▪ Number of issued shares: 95,073,864, of which ~24% are listed as American Depositary Shares (ADS) ( Ticker: FWP ; 1 ADS represents 2 shares) Balance Sheet At December 31, 2018 USD ‘000s Cash $ 82,542 Other assets 790 Total assets 83,332 Total shareholder equity 82,214 Total liabilities 1,118 Total share holder equity and liabilities $ 83,332 Operating Results Year ended December 31, 2018 USD ‘000s Revenue $ - Operating e xpenses* (12,283) Other income 3,357 Income tax benefit 204 Net loss $ (8,722) * Includes non - cash share - based compensation of $ 6.2 million

6 Potential Royalties on Tecfidera® Net Sales outside the U.S. 2019© Forward Pharma A/S The summary of the Settlement and License Agreement in this presentation does not purport to be complete and is subject to, a nd qualified in its entirety by, the full text of the Settlement and License Agreement, which is available on Forward’s website. Potential investors and current shareholders are s tro ngly urged to read the Settlement and License Agreement in its entirety as well as our Annual Report on Form 20 - F for the year ended December 31, 2018. If we prevail in the EP‘355 Opposition Proceeding, including any appeals, and as a result thereof obtain issuance of a patent with a claim that covers treatment for MS by orally administering 480 mg per day of DMF Gating event • Assuming that the EP’355 patent is ultimately maintained following the final conclusion of the Opposition Proceeding, including any appeals, the patent has a maximum duration until October 2025 (subject to possible SPC extension until January 2029 on a country - by - country basis, as discussed in the Annual Report on Form 20 - F for the year ended December 31, 2018). Royalty January 1, 2021 until December 31, 2028: 10% January 1, 2029 and after: 20% No Royalties payable • Royalties are payable on a country - by - country basis on DMF - containing products indicated for MS that, but for the Settlement and License Agreement, would infringe a Forward licensed patent and subject to, among other things, expiration or invalidation of the patents or impact of generic entry on a country - by - country basis, as defined in the Settlement and License Agreement Positive Outcome Negative Outcome

Ex-U.S. Potential Royalty-Bearing Claims

If Forward obtains a Relevant Patent in the European EP'355 opposition proceeding including all appeals therefrom, and can show on a country-by-country basis outside the U.S. that Tecfidera® infringes a valid licensed patent, royalties may be payable. In Europe, there are presently four patents and patent applications with potentially royalty-bearing claims.

	Application Number	Description
Europe	EP14172398.1 (Pat. No. EP 2 801 355)	Treating MS with 480 mg/day of DMF wherein the pH controlled release compositions have an enteric coat **Revoked by Opposition Division – January 29, 2018** **Appeal filed – May 7, 2018**
	EP15166243.4 (Pat. No. EP 2 965 751)	Treating MS with 480-600 mg fumaric acid esters (including DMF)/day where the composition releases fumaric acid esters depending on pH. **Application pending**
	EP14172396.5 (Pat. No. EP 2 792 349)	Controlled release composition of DMF for use in treating hyperproliferative, inflammatory or autoimmune disorders other than psoriasis with 480 mg/day **Application pending**
	EP16001391.8 (Pat. No. EP 3 093 012)	Controlled release pharmaceutical composition comprising DMF in an amount of 50-90% by weight **Application pending**

A Relevant Patent is a patent that covers treatment for MS by orally administering 480 mg per day of DMF.

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8 Timeline for the appeal of the first instance decision in the EP 2 801 355 Opposition Proceedings 2019© Forward Pharma A/S May 7, 2018 Dates represent current estimates of the timeline; a green tick mark signifies actual date of completed event. Documents can be located through https://register.epo.org/regviewer EP 2 801 355 patent revoked in Opposition Proceedings Jan 29, 2018 Filed notice of appeal to Technical Board of Appeal 2020 - 21 Expected final outcome of appeal Appeal process typically concludes in ~ 3 years Aug 1, 2018 Filed statement of grounds of appeal to Technical Board of Appeal

9 European EP 2 801 355 Opposition Proceeding ▪ EP 2 801 355 patent granted by European Patent Office (EPO) on May 20, 2015 ▪ Subject to several oppositions filed with the EPO by third parties (including Biogen) ▪ On January 29, 2018, the Opposition Division of the EPO revoked the EP 2 801 355 patent ▪ Appeal of the decision of the Opposition Division to the Technical Board of Appeal was initiated on May 7, 2018, with expected conclusion in approximately 3 years. 2019© Forward Pharma A/S

10 Contact 2019© Forward Pharma A/S Claus Bo Svendsen, MD, PhD Chief Executive Officer Forward Pharma Investor Relations investors@forward - pharma.com

11 Appendix 2019© Forward Pharma A/S

Key IP Overview:

Core Composition and Erosion Matrix Patent Families[1]

FORWARD PHARMA

Patent / Application	Patent Family	Status
EP 2 801 355	Core Composition	Revoked by decision of January 29, 2018; under appeal.
EP 1 799 196	Core Composition	Revoked by decision of September 18, 2018.
EP 2 801 354	Core Composition	Granted. Under opposition.
EP 3 093 012	Core Composition	Pending.
EP 2 965 751	Core Composition	Pending.
EP 2 792 349	Core Composition	Pending.
EP 2 379 063	Erosion Matrix	Granted; opposition rejected; appeal pending.
EP 2 564 839	Erosion Matrix	Upheld by decision of June 7, 2018; under appeal.
EP 3 295 936	Erosion Matrix	Pending.
JP 5 788 331	Erosion Matrix	Granted as JP2012-514624.

1. Beyond the core composition patent and erosion matrix patent families, other patent families include European Patent Application Nos. EP 2 879 672, EP 3 038 606 and EP 3 038 605. As a result of the corporate restructuring that was completed pursuant to Appendix D of the Settlement and License Agreement, the intellectual property of Forward Pharma that is the subject of the Settlement and License Agreement was ultimately transferred to FWP IP ApS, a Danish limited liability company, and the capital stock of FWP IP ApS was transferred to a newly formed independent Danish foundation. For more information regarding this restructuring and transfer, see our Form 6-K and press release dated November 22, 2017.

Date of preparation: April 5, 2019

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